GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended March 31, 2026, 2025 and 2024

(Expressed in US dollars)

GREENPOWER MOTOR COMPANY INC.

Consolidated Financial Statements

(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

GreenPower Motor Company Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of GreenPower Motor Company Inc. (the "Company") as of March 31, 2026, and the related consolidated statements of operations and comprehensive loss, changes in equity (deficit), and cash flows for the year ended March 31, 2026, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and the results of its operations and its cash flows for the year ended March 31, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards").

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DAVIDSON & COMPANY LLP	1200 - 609 Granville Street	604 687 0947
	PO Box 10372 Pacific Centre	davidson-co.com
Vancouver, BC V7Y 1G6

We have served as the Company's auditor since 2026.

/s/ DAVIDSON & COMPANY LLP

Chartered Professional Accountants	Vancouver, Canada

July 8, 2026

Tel: (604) 688-5421	BDO Canada LLP
Fax: (604) 688-5132	1100 Royal Centre
www.bdo.ca	1055 West Georgia Street, P.O. Box 11101
Vancouver, British Columbia
V6E 3P3

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

GreenPower Motor Company Inc.

Vancouver, Canada

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of GreenPower Motor Company Inc. (the "Company") as of March 31, 2025, the related consolidated statements of operations and comprehensive loss, changes in equity / (deficit) and cash flows for each of the two years in the period ended March 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2025, and the results of its operations and its cash flows for the two years in the period ended March 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

Going Concern Uncertainty

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Chartered Professional Accountants

We have served as the Company's auditor from 2022 to 2026.

Vancouver, Canada

July 30, 2025

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Financial Position

As of March 31, 2026 and 2025

(Expressed in US Dollars)

	March 31, 2026	March 31, 2025
Assets
Current
Cash (Note 4)	$328,086	$344,244
Accounts receivable, net of allowances (Note 5)	331,822	541,793
Current portion of finance lease receivables (Note 6)	57,982	45,473
Inventory (Note 7)	23,825,379	25,601,888
Restricted deposit (Note 9)	407,726	-
Prepaids and deposits	362,064	1,241,670
	25,313,059	27,775,068
Non-current
Finance lease receivables (Note 6)	33,945	91,455
Right of use assets (Note 8)	4,569,336	5,479,555
Property and equipment (Note 10)	718,557	1,310,581
Restricted deposit (Note 9)	-	415,065
Prepaids and deposit	53,322	-
Other assets	-	1
	5,375,160	7,296,657
Total Assets	$30,688,219	$35,071,725

Liabilities
Current
Line of credit (Note 11)	$1,452,615	$5,983,572
Revolving term loan facility (Note 12)	3,591,924	3,591,354
Term loan facility (Note 13)	1,628,858	-
Accounts payable and accrued liabilities (Note 24)	3,891,760	3,719,716
Current portion of deferred revenue (Note 18)	2,576,050	3,279,536
Current portion of lease liabilities (Note 8)	811,034	633,035
Current portion of loans payable to related parties (Note 21)	100,000	1,334,720
Series A convertible preferred share liability (Note 16)	1,643,214	-
Current portion of warranty liability (Note 22)	817,482	816,326
Current portion of other liabilities	8,567	-
Contingent liability (Note 25)	-	310,000
	16,521,504	19,668,259
Non-current
Convertible debentures (Note 14)	5,654,279	-
Deferred revenue (Note 18)	-	6,858,820
Lease liabilities (Note 8)	4,741,229	5,535,051
Loans payable to related parties (Note 21)	519,436	2,849,325
Other liabilities	-	17,133
Warranty liability (Note 22)	1,702,977	1,749,103
	12,617,921	17,009,432
Total Liabilities	29,139,425	36,677,691

Equity (deficiency)
Share capital (Note 16)	86,544,102	80,538,262
Reserves	16,831,295	15,239,622
Equity portion of convertible debentures (Note 14)	1,097,308	-
Accumulated other comprehensive income	112,999	39,657
Accumulated deficit	(103,036,910)	(97,423,507)
	1,548,794	(1,605,966)
Total Liabilities and Equity	$30,688,219	$35,071,725

Nature and Continuance of Operations and Going Concern - Note 1

Approved on behalf of the Board on July 7, 2026.

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Operations and Comprehensive Loss

For the Years Ended March 31, 2026, 2025 and 2024

(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2026	2025	2024

Revenue (Notes 22, 24)	$16,388,579	$19,847,279	$39,271,839
Cost of Sales (Note 7)	7,173,476	17,650,661	33,914,237
Gross Profit	9,215,103	2,196,618	5,357,602

Sales, general and administrative costs
Salaries and administration (Note 21)	3,891,189	9,912,495	8,814,561
Depreciation (Notes 8, 10)	1,445,129	1,662,113	1,858,458
Product development costs	701,369	1,339,200	1,811,472
Office expense	66,773	1,256,499	1,607,459
Insurance	1,447,375	1,727,831	1,716,157
Professional fees (Note 25)	2,500,177	1,672,938	1,925,938
Sales and marketing	78,569	997,772	661,426
Share-based payments (Notes 17, 21)	279,546	897,468	1,502,112
Transportation costs	207,351	264,344	212,263
Travel, accomodation, meals and entertainment	110,244	397,749	599,169
Allowance for credit losses (Note 5)	10,528	(12,277)	1,450,962
Total sales, general and administrative costs	10,738,250	20,116,132	22,159,977

Loss from operations before interest, accretion and foreign exchange	(1,523,147)	(17,919,514)	(16,802,375)

Interest and accretion	(2,588,673)	(2,176,337)	(1,554,858)
Other Income (Notes 21, 24, 26)	-	1,391,746	306,288
(Loss) on disposal of equipment (Note 10)	(24,961)	-	-
Foreign exchange gain	141,339	40,657	131,416

Loss from operations for the year	(3,995,442)	(18,663,448)	(17,919,529)

Other items
Debt extinguishment costs (Note 14)	(1,390,187)	-	-
Series A convertible Preferred shares change in fair value (Note 16)	(497,149)	-	-
Write down of assets (Note 6)	-	-	(423,267)

Loss for the year before income tax	(5,882,778)	(18,663,448)	(18,342,796)

Income tax
Income tax recovery (Notes 14, 23)	406,000	-	-

Loss for the year	(5,476,778)	(18,663,448)	(18,342,796)

Other comprehensive income
Cumulative translation reserve	73,342	151,553	29,547

Total comprehensive loss for the year	$(5,403,436)	$(18,511,895)	$(18,313,249)

Loss per common share, basic and diluted	$(1.57)	$(6.77)	$(7.35)
Weighted average number of common shares outstanding, basic and diluted	3,494,860	2,758,020	2,495,096

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Changes in Equity / (Deficit)

For the Years ended March 31, 2026, 2025 and 2024

		Share Capital					Accumulated other
			Series B Convertible
(Expressed in US Dollars)	Common Shares		Preferred Shares		Equity Portion		comprehensive	Accumulated
	Number	Amount	Number	Amount	of Debentures	Reserves	income (loss)	Deficit	Total
Balance, March 31, 2023	2,471,662	$75,528,238	-	$-	$-	$13,066,183	$(141,443)	$(60,790,972)	$27,662,006

Shares issued for cash	18,882	520,892	-	-	-	-	-	-	520,892
Share issuance costs	-	(14,904)	-	-	-	-	-	-	(14,904)
Shares issued for exercise of options	8,572	359,767	-	-	-	(149,805)	-	-	209,962
Fair value of stock options forfeited	-	-	-	-	-	(112,848)	-	112,848	-
Share-based payments	-	-	-	-	-	1,502,112	-	-	1,502,112
Cumulative translation reserve	-	-	-	-	-	-	29,547	-	29,547
Net loss for the year	-	-	-	-	-	-	-	(18,342,796)	(18,342,796)

Balance, March 31, 2024	2,499,116	$76,393,993	-	$-	$-	$14,305,642	$(111,896)	$(79,020,920)	$11,566,819

Shares issued in unit transaction	450,000	4,967,645	-	-	-	-	-	-	4,967,645
Share issuance costs	-	(823,376)	-	-	-	-	-	-	(823,376)
Warrants issued in unit transaction	-	-	-	-	-	358,205	-	-	358,205
Warrant issuance costs	-	-	-	-	-	(60,832)	-	-	(60,832)
Fair value of stock options forfeited	-	-	-	-	-	(260,861)	-	260,861	-
Share based payments			-	-	-	897,468	-	-	897,468
Cumulative translation reserve	-	-	-	-	-	-	151,553	`	151,553
Net loss for the period	-	-	-	-	-	-	-	(18,663,448)	(18,663,448)

Balance, March 31, 2025	2,949,116	$80,538,262	-	$-	$-	$15,239,622	$39,657	$(97,423,507)	$(1,605,966)

Shares issued for cash	98,803	455,098	-	-	-	-	-	-	455,098
Share issuance costs	-	(113,388)	-	-	-	-	-	-	(113,388)
Bonus shares issued to related parties	1,073,792	1,125,000	-	-	-	-	-	-	1,125,000
Preferred Shares converted to common shares	907,558	624,000	-	-	-	-	-	-	624,000
Related party loans converted into Pref B shares	-	-	4,200	3,865,632	-	-	-	-	3,865,632
Dividends on Pref B shares	-	-	-	49,498	-	-	-	(49,498)	-
Equity portion of debentures issued	-	-	-	-	1,097,308	-	-	-	1,097,308
Warrants issued	-	-	-	-	-	1,225,000	-	-	1,225,000
Investment write-down in Lion Truck Body Inc.	-	-	-	-	-	87,127	-	(87,127)	-
Share based payments	-	-	-	-	-	279,546	-	-	279,546
Cumulative translation reserve	-	-	-	-	-	-	73,342	-	73,342
Net loss for the period	-	-	-	-	-	-	-	(5,476,778)	(5,476,778)
Net fractional shares as a result of share consolidation	22	-	-	-	-	-	-	-	-

Balance, March 31, 2026	5,029,291	$82,628,972	4,200	$3,915,130	$1,097,308	$16,831,295	$112,999	$(103,036,910)	$1,548,794

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC.

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2026, 2025 and 2024
(Expressed in US Dollars)

	March 31,	March 31,	March 31,
	2026	2025	2024

Cash flows from (used in) operating activities
Loss for the year	(5,476,778)	(18,663,448)	(18,342,796)
Items not affecting cash
Allowance (recovery) for credit losses	10,528	(12,277)	1,450,962
Depreciation	1,445,129	1,662,113	1,854,728
Debt extinguishment costs	1,390,187	-	-
Fair value adjustment to Pref A shares liability	497,149	-	-
Income tax recovery	(406,000)	-	-
Share-based payments	279,546	897,468	1,502,112
Change from lease adjustment	51,802	-	-
Loss on disposition of equipment	24,961	-	-
Accretion & accrued interest	1,513,126	724,152	723,199
Write-down of assets	-	-	423,267
Other (income) / expense	-	(1,391,746)	(306,288)
Write down of inventory	988,190	-	1,078,854
Foreign exchange loss / (gain)	(141,339)	(40,657)	(131,416)
Cash flow used in operating activities before changes in assets and liabilities	176,501	(16,824,395)	(11,747,378)

Changes in working capital items:
Accounts receivable	199,443	2,302,426	6,255,091
Inventory	654,925	7,883,289	8,752,609
Prepaids and deposits	826,284	(493,308)	(419,778)
Finance lease receivables	45,001	50,230	132,138
Accounts payable and accrued liabilities	(302,613)	581,983	(4,339,016)
Contingent liability	(176,606)	310,000	-
Deferred revenue	(7,562,306)	46,063	(337,484)
Warranty liability	(44,970)	155,539	571,570
	(6,184,341)	(5,988,173)	(1,132,248)

Cash flows from (used in) investing activities
Restricted deposits	11,950	-	(400,000)
Purchase of property and equipment	-	(83,172)	(361,533)
	11,950	(83,172)	(761,533)

Cash flows from (used in) financing activities
(Repayment of) / loans from related parties	6,563,037	1,377,292	(449,400)
Proceeds from (repayment of) line of credit	(3,974,245)	(1,479,634)	850,974
Proceeds from (repayment of) revolving term loan facility	(12,104)	1,323,457	2,235,375
Proceeds from term loan facility	2,000,000	-	-
Proceeds from promissory note	-	-	30,111
Payments on lease liabilities	(574,400)	(553,918)	(1,050,611)
Adjustments to lease liabilities	(8,566)	(8,567)	(8,566)
Proceeds from issuance of common shares and warrants	455,095	5,325,850	520,892
Proceeds from issuance of series A convertible preferred shares	1,770,065	-	-
Equity offering costs	(113,388)	(884,208)	(14,904)
Proceeds from exercise of stock options	-	-	209,962
	6,105,494	5,100,272	2,323,833

Foreign exchange on cash	50,739	164,426	120,437

Net increase (decrease) in cash	(16,158)	(806,647)	550,489
Cash, beginning of year	344,244	1,150,891	600,402
Cash, end of year	$328,086	$344,244	$1,150,891

(The accompanying notes are an integral part of these consolidated financial statements)

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company is a manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's corporate office is located at Suite 240-209 Carrall St., Vancouver, Canada and the Company maintains its primary operational facilities in southern California and a manufacturing facility in West Virginia.

On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation common shares for one post-consolidation common share. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect to this share consolidation, unless otherwise stated. The Company's common shares trade on the Nasdaq stock exchange under the ticker "GP".

The consolidated financial statements were approved by the Board of Directors on July 7, 2026.

These consolidated financial statements have been prepared on the basis that the Company is a going concern, meaning that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in hetnormal course of operations.

The Company's operations are dependent upon its ability to raise capital and generate cash flows. As at March 31, 2026, the Company had a cash balance of $328,086, working capital, defined as current assets less current liabilities, of $8,791,555, accumulated deficit of ($103,036,910), shareholders' equity of $1,548,794 and the Company recorded a loss of ($5,476,778) for the year ended March 31, 2026. These consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, accessing funds available from its operating line of credit and from time to time, by seeking potential new sources of financing.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information

(a) Basis of presentation

Statement of Compliance with IFRS

These consolidated financial statements, including comparatives, have been prepared using accounting policies consistent with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") (collectively "IFRS Accounting Standards"). These consolidated financial statements are presented on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit or loss, in U.S. dollars. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting,except for cash flow information. The preparation of these consolidated financial statements in compliance with IFRS Accounting Standards requires management to make certain critical accounting estimates. It also requires management to exercise judgement in applying the Company's accounting policies.

(b) Basis of consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries:

Name of	Country of	Ownership	Ownership	Principal
Subsidiary	Incorporation	31-Mar-26	31-Mar-25	Activity
GP GreenPower Industries Inc.	Canada	100%	100%	Holding company
GreenPower Motor Company, Inc.	United States	100%	100%	Electric bus manufacturing and distribution
0939181 BC Ltd.	Canada	100%	100%	Electric bus sales and leasing
San Joaquin Valley Equipment Leasing, Inc.	United States	100%	100%	Electric bus leasing
0999314 BC Ltd.	Canada	100%	100%	Inactive
Electric Vehicle Logistics Inc.	United States	100%	100%	Vehicle Transportation
GreenPower Manufacturing WV Inc.	United States	100%	100%	Electric bus manufacturing and distribution
GP Truck Body Inc.	United States	100%	100%	Truck body manufacturing
Gerui New Energy Vehicle (Nanjing) Co., Ltd.	China	100%	100%	Electric bus manufacturing and distribution
EA Green-Power Private Ltd.	India	100%	100%	Electric bus manufacturing and distribution

All intercompany balances, transactions, revenues and expenses are eliminated upon consolidation. Certain information and note disclosures which are considered material to the understanding of the Company's consolidated financial statements are provided below.

Subsidiaries are consolidated from the date of acquisition, being the date on which the Company obtains control. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(c) Financial instruments

Classification

IFRS 9 requires a company to classify its financial instruments based on the way they are measured, into one of three categories: Amortized Cost, Fair Value Through Profit and Loss ("FVTPL"), and Fair Value through Other Comprehensive Income ("FVOCI"). In determining the appropriate category for financial assets, a company must consider whether it intends to hold the financial assets and collect the contractual cash flows or to collect the cash flows and sell financial assets (the "business model test") andwhether the contractual cash flows of an asset are solely payments of principal and interest (the "SPPI test").

All of the Company's financial instruments, initially recognized at fair value, are subsequently measured at amortized cost using the effective interest method.

Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized through the Consolidated Statements of Operations. The Company has a Series A preferred shares liability classified as FVTPL as at March 31, 2026. The Company did not have any liabilities classified as FVTPL as at March 31, 2025.

Certain debt instrument assets must be classified as FVOCI unless the option to FVTPL is taken and the FVOCI classification is an election for equity assets. The Company did not have any debt or equity assets classified as FVOCI as at March 31, 2026 and March 31, 2025.

Measurement

GreenPower initially measures its financial instruments at fair value and subsequently at amortized cost using the effective interest method. Transaction costs are included in the initial fair value measurement of the financial instruments, and the Company incorporates the expected credit loss in financial assets on a forward-looking basis.

Impairment

The Company assesses on a forward-looking basis the expected credit loss associated with financial assets measured at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables, the Company applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, which is recorded as an allowance for credit losses. Losses are recognized in profit or loss and reflected in an allowance account against receivables. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss. Lifetime expected losses will be recognized on financial assets for which there is a significant increase in credit risk after initial recognition.

During the year ended March 31, 2026 the Company recognized an impairment of $nil on finance lease receivables (2025 - $nil, 2024 - $423,267).

(d) Cash and cash equivalents

Cash and cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturity of three months or less and are subject to an insignificant risk of change in value. As at March 31, 2026 and March 31, 2025 the Company had no cash equivalents.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(e) Revenue recognition

The majority of the Company's contracts have a single performance obligation, which is the delivery of goods, including electric vehicles, vehicle parts, and completed truck bodies. The Company recognizes revenue from these contracts with customers when a customer obtains control of the goods or services, and the Company satisfies its performance obligation to customers in exchange for consideration the Company expects to receive, net of discounts and taxes. Revenue for these contracts is allocated to the single performance obligation, which is the transfer of the asset, including vehicles, vehicle parts, and completed truck bodies. Payment terms vary by customer, and the range of payment terms can vary between requiring complete payment up front, deposits, payment on receipt, or net terms of 30 days or longer in exceptional circumstances. The Company is a lessor under certain lease contracts involving GreenPower all-electric vehicles. The recognition of lease revenue is discussed in note 2. (p).

During the year ended March 31, 2026, the Company entered into a contract with the state of New Mexico, under which the Company received an upfront payment from the state and will receive monthly payments over a 24-month period, with payments totaling $5.35 million. Under the terms of the contract, Greenpower has performance obligations to both deliver goods and to provide services. Revenue from the delivery of goods will be recognized at the point in time that the goods are delivered, and the revenue from providing services will be recognized over the period of time that GreenPower provides the services.

When the period between the receipt of consideration and revenue recognition is greater than one year, the Company determines whether the financing component is significant to the contract. Where a contract is determined to have a significant financing component, the transaction price is adjusted to reflect the financing. The discount rate used in adjusting the promised amount of consideration is the rate that would be reflected in a separate financing transaction between the Company and the customer at contract inception.

(f) Warranty

GreenPower provides its customers with a warranty on its vehicles which typically have a term of five years. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. The warranty expense provision is booked as a percentage of revenue, which creates a Warranty liability from which actual disbursements are deducted as incurred.

(g) Impairment of long-lived assets

At the end of each reporting period, the Company's assets are reviewed to determine whether there is any indication that those assets may be impaired. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the Consolidated Statements of Operations for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(h) Foreign currency translation

The consolidated entities and their respective functional currencies are as follows:

Entity	Functional Currency
GreenPower Motor Company Inc. (parent)	U.S. Dollar
GP GreenPower Industries Inc.	Canadian Dollar
GreenPower Motor Company, Inc.	U.S. Dollar
0939181 BC Ltd.	Canadian Dollar
San Joaquin Valley Equipment Leasing, Inc.	U.S. Dollar
0999314 B.C. Ltd.	Canadian Dollar
Electric Vehicle Logistics Inc.	U.S. Dollar
GreenPower Manufacturing WV Inc.	U.S. Dollar
GP Truck Body Inc.	U.S. Dollar
EA GreenPower Private Ltd.	U.S. Dollar
Gerui New Energy Vehicle (Nanjing) Co. Ltd.	RMB

Translation to functional currency

Foreign currency transactions are translated into the functional currency using exchange rates in effect at the date ofthe transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate in effect at the measurement date. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the historical exchange rate or the exchange rate in effect at the measurement date for items recognized at FVTPL. Gains and losses arising from foreign exchange are included in the Consolidated Statements of Operations.

Translation to presentation currency

The results and financial position of those entities with a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities are translated at the closing rate at the date of the Statements of Financial Position;

- income and expenses are translated at average exchange rates; and

- all resulting exchange differences are recognized in accumulated other comprehensive income/loss.

(i) Inventory

Vehicle inventory is recorded at the lower of average cost and net realizable value with cost determined by vehicle model in accordance with standard input costs which are reviewed and updated over time based on actual costs. Parts inventory is valued at the lower of cost and net realizable value, where cost is determined using First in First Out (FIFO) for parts inventory. WIP inventory is valued based on actual costs to bring the WIP to its current state of completion. The Company's inventory consists of work in process (including electric vehicles and truck bodies), parts, and finished goods. In determining net realizable value for new vehicles, the Company considers the cost, the average age of the vehicles, and recent sales of the same or similar models from inventory. For used vehicles, the Company considers the value of new inventory and compares this to the age and condition of used inventory, as well as sales (including leases) of same or similar used inventory, where available. When a vehicle in inventory is used for demonstration purposes it is transferred to property and equipment at the lesser of net book value and net realizable value.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(j) Property, plant, and equipment

Property, plant and equipment ("PPE") are carried at cost, less accumulated depreciation and accumulated impairment losses. The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of PPE, less their estimated residual value, using the following rates/estimated lives and methods:

Computers	3 years, straight line method
Furniture	7 years, straight line method
Automobiles	5-10 years, straight line method
Demonstration Electric Vehicles	5-12 years, straight line method
Tools and equipment	3 years, straight line method
Leasehold improvements	Straight line over the lesser of the term of the lease or economic life

(k) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti- dilutive. GreenPower's loss per common share, excludes stock options (Note 16) from the calculation of diluted EPS for each period, as their effect would be anti-dilutive.

(l) Share capital

Common shares are classified as equity. Finder's fees and other related share issue costs, such as legal, regulatory, and printing, on the issue of the Company's shares are charged directly to share capital, net of any tax effects.

(m) Share-based payment transactions

The Company grants share-based awards to certain officers, employees, directors and other eligible persons. The fair value of the equity-settled awards is determined at the date of the grant. The movement in cumulative expense is recognized in the Consolidated Statements of Operations, with a corresponding entry against the related equity settled share-based payments reserve account over the vesting period. No expense is recognized for awards that do not ultimately vest. If the awards expire unexercised, the related amount remains in share-option reserve.

(n) Government grants and vouchers

Government vouchers are recognized in revenue when there is reasonable assurance that the voucher will be received and the Company will comply with all required conditions. Those vouchers without specified future performance conditions are recognized in income when the voucher proceeds are receivable. A grant that imposes specified future performance conditions is recognized in income when those conditions are met.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(o) Provisions and contingent liabilities

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Company and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

(p) Leases Definition of a lease

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company has elected to apply the practical expedient to account for leases for which the lease term ends within 12 months of the date of initial application and leases of low value assets as short-term leases. The lease payments associated with these leases are recognized as expenses on a straight-line basis over the lease term.

As a lessee

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost, based on the initial amount of the lease liability. The assets are depreciated to the earlier of the end of the useful life of the right of use asset or the lease term using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. The lease term includes periods covered by an option to extend if the Company is reasonably certain to exercise that option. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, at the Company's incremental borrowing rate.

As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease.

Amounts due from lessees under finance leases are recorded as finance lease receivables at the amount of the Company's net investment in the leases. Finance lease income is recognized as revenue by allocating the lease income to accounting periods so as to reflect a constant periodic rate of return on the Company's net investment in the lease. The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term, included in Revenue in the consolidated statements of operations and comprehensive loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

2. Material Accounting Policy Information (continued)

(q) Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2025. These changes were reviewed by management and did not cause a significant or material change to the Company's financial statements.

(r) Future accounting pronouncements

Certain new accounting standards have been published by the IASB that are not mandatory for the March 31, 2026 reporting period, as summarized in the following table:

Mandatorily effective for periods beginning on or after January 1, 2026	Mandatorily effective for periods beginning on or after January 1, 2027
IFRS 7 and IFRS 9 - Amendments to the Classification and measurement of Financial Instruments (effective Jan 1, 2026)	IFRS 18 - Presentation and Disclosure in Financial Statements (effective Jan 1, 2027)
IFRS 1, IFRS 7, IFRS 9, IFRS 10, IAS 7 - Annual improvements to IFRS accounting standards (effective Jan 1, 2026)	IFRS 19 - Subsidiaries without Public Disclosures (effective Jan 1, 2027)
IFRS 7 and IFRS 9 - Contracts referencing nature-dependent electricity (effective Jan 1, 2026)	IAS 21 The Effects of Changes in Foreign Exchange Rates (Future developments in chapter 2.10) (effective Jan 1, 2027)

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated financial statements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

3. Critical accounting estimates and judgements

The preparation of these consolidated financial statements requires management to make certain estimates, judgements and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements and may require accounting adjustments based on future occurrences. Revisions to critical accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstance.

Critical accounting judgements

i. The determination of the functional currency of the Company and of each entity within the consolidated Company (Note 2. h.).

ii. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1).

iii. The determination that a portion of loans payable and convertible debentures issued to related parties outstanding as at March 31, 2026 is a non-current liability (Note14).

iv. The determination that the convertible debentures have both an equity and a debt component (Note 14).

v. The determination that the Series A convertible preferred shares are recorded as a liability due to features that are outside of the Company's control that may require repayment of the Series A preferred shares (Note 16).

Critical accounting estimates and assumptions

a. The determination of the discount rates used to discount finance lease receivables (Note 6) and lease liabilities (Note 8).

b. The estimated accrual rate for the warranty provision on the sale of all-electric vehicles (Note 22).

c. The classification of leases as either financial leases or operating leases (Note 6, Note 2 p.).

d. The determination of an allowance for doubtful accounts on the Company's trade receivables (Note 5).

e. The estimate of the useful life of equipment (Note 2.j, Note 10).

f. The estimate of the net realizable value of inventory (Note 7).

g. Estimates underlying the recognition of proceeds from government vouchers and grants (Note 2. n.).

h. Estimates underlying the determination of the carrying value of the West Virginia lease liability and right of use asset (Note 8).

i. Estimates underlying the calculation of deferred income tax assets and deferred income tax recovery (Note 23).

j. The determination of overheads to be allocated to inventory and charged to cost of sales (Note 7).

k. The determination of the valuation of warrants, to be recognized in earnings over the term of the warrant (Note 15).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

4. Cash

As at March 31, 2026 the Company has a cash balance of $328,086 (2025 - $344,244). Both of these amounts were on deposit at major financial institutions in the United States and Canada. The Company has no cash equivalents as at March 31, 2026 or at March 31, 2025.

5. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at March 31, 2026 and 2025 in accordance with IFRS 9. During the year ended March 31, 2026 the Company recognized an allowance / (recovery) for doubtful accounts, net of payments collected, of $10,528 (2025 - ($12,277)). As at March 31, 2026 the Company had an accounts receivable net of allowances balance of $331,822 (2025 - $541,793). 1 customer (2025 - 2 customers) represented more than 10% of this balance, and these customers in aggregate represented 72% (2025 - 53%) of the balance.

	March 31, 2026	March 31, 2025
Allowance for doubtful accounts, beginning of year	$563,152	$1,459,243
plus: new allowance recognized	15,209	261,686
less: AFDA written off as uncollectible	(316,892)	(883,814)
less: allowance collected	(4,681)	(273,963)

Allowance for doubtful accounts, end of year	$256,788	$563,152

6. Finance Lease Receivables

GreenPower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. ("SJVEL") and 0939181 BC Ltd. lease vehicles to several customers, and as at March 31, 2026 the Company had a total of 3 (2025 - 3) vehicles on lease that were determined to be finance leases, and the Company had a total of nil (2025 - 3) vehicles on lease that were determined to be operating leases.

During the year ended March 31, 2026, the Company did not repossess any vehicles. During the year ended March 31, 2025, GreenPower repossessed 6 vehicles due to non-payment under the leases, and GreenPower cancelled the leases for these vehicles. For the year ended March 31, 2026, selling profit on finance leases was $nil (2025 - $68,296, 2024 - $ 53,924).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

6. Finance lease receivables (continued)

The following table illustrates Finance Lease Receivables as at March 31, 2026 and as at March 31, 2025:

	March 31, 2026	March 31, 2025
Finance lease receivable, beginning of year	$136,928	$1,158,384
Investment derecognized	-	(971,226)
Lease payments received	(53,283)	(53,764)
Interest income recognized+	8,282	3,534
Finance lease receivable, end of year	$91,927	$136,928
Current portion of Finance Lease Receivable	$57,982	$45,473
Long Term Portion of Finance Lease Receivable	$33,945	$91,455

Payments to be received on Finance Lease Receivables (undiscounted):

March 31, 2026
Year 1	$57,982
Year 2	$37,200
Year 3	$27,902
less: amount representing interest income	$(31,157)
Finance Lease Receivable	$91,927
Current Portion of Finance Lease Receivable	$57,982
Long Term Portion of Finance Lease Receivable	$33,945

During the year ended March 31, 2025, the Company repossessed 5 EV 250s under finance leases and one EV 350 on an operating lease due to the lessee's default under the leases. The carrying value of finance lease receivables for the 5 EV 250's that were repossessed during the year ended March 31, 2025 was $971,226, and this finance lease receivable was de-recognized and the vehicles were recorded in inventory. The carrying value of the EV 350 was $200,938 and was included in property, plant and equipment. During the year ended March 31, 2026 the Company recognized an impairment of $nil on finance lease receivables (2025 - $nil, 2024 - $423,267).

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

7. Inventory

The following is a listing of inventory as at March 31, 2026 and 2025:

	March 31, 2026	March 31, 2025
Parts	$3,951,819	$4,208,596
Work in Process	11,195,408	11,282,556
Finished Goods	8,678,152	10,110,736
Total	$23,825,379	$25,601,888

During the year ended March 31, 2026, management wrote down the value of inventory by $988,190 (2025 - $530,675; 2024 - $1,078,854), and this amount is included in Cost of Sales. During the year ended March 31, 2026, $4,870,926 of inventory was included in Cost of Sales (2025 - $15,760,151, 2024 - $31,179,514).

8. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets ("RoU Assets") and Lease Liabilities in its consolidated statement of financial position related to properties for which the Company has entered into lease agreements that expire in more than one year at the inception of the leases. Rental payments on the Right of Use Assets are discounted using 8% and 12% rates of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and includes the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and the value is depreciated over the term of the lease. For the year ended March 31, 2026 the Company incurred interest expense of $577,531 (2025 - $531,987; 2024 - $377,026) on the Lease Liabilities, recognized depreciation expense of $874,660 (2025 - $730,803; 2024 - $785,306) on the Right of Use Assets and incurred total rental payments of $1,212,682 (2025 - $957,685; 2024 - $1,050,611).

During the year ended March 31, 2025, GreenPower entered into a lease for a 72,056 square foot property in Riverside, CA where it consolidated its California operations. The lease commenced on January 1, 2025, has termination date of December 31, 2029, and monthly lease payments of $50,439 commencing on May 1, 2025, with annual increases to the monthly lease rate effective January of each year between 2026 and 2029 such that lease rates over the term will range from $50,439 to $56,204. Using an incremental borrowing rate (IBR) of 8%, it resulted in an addition of $2.5 million to RoU assets during the year ended March 31, 2025.

Green Power entered into a contract of lease-purchase with the South Charleston Development Authority (the "lessor") for a property located in South Charleston, West Virginia during the year ended March 31, 2023 which are included in the Company's right of use assets and lease liabilities as at March 31, 2026 and March 31, 2025. Under the terms of the lease the Company is eligible for, and the Lessor has agreed to, a reduction in lease payments of $578,500 based on the Company's employees as at December 31, 2024. GreenPower had suspended monthly lease payments to account for the $578,500 reduction, however, on May 22, 2025 GreenPower received a default notice from the lessor. The lessor's interpretation of the lease is that the $578,500 reduction in lease payments is applied at the end of the lease, and GreenPower is in negotiations with the lessor in regards to this interpretation. The reduction in lease payments has been recognized, and resulted in a reduction of the lease liability of $229,012, and is considered a government grant under IAS 20 and has been presented as a net reduction in RoU assets. Title to the property will be transferred to GreenPower once the sum of total lease payments plus the amount of the forgiveness reaches $6.7 million.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

8. Right of Use Assets and Lease Liabilities (continued)

The following table summarizes remaining payments on GreenPower's Lease Liabilities (undiscounted) as at March 31, 2026:

31-Mar-26
1 year	$1,318,698
thereafter	$6,132,207
less amount representing interest expense	$(1,898,642)
Lease liability	$5,552,263
Current Portion of Lease Liabilities	$811,034
Long Term Portion of Lease Liabilities	$4,741,229

Payments on leases that were classified as short-term leases for the year ended March 31, 2026 totaled $112,325 (2025 - $288,303, 2024 - $91,312). Payments on short term leases are recognized in office expense, and remaining payments on short term leases as at March 31, 2026 total $3,083.

The following table summarizes changes in Right of Use Assets during the years ended March 31, 2026 and March 31, 2025:

	March 31, 2026	March 31, 2025
Right of Use Assets, beginning of year	$5,479,555	$4,124,563
Depreciation	(874,660)	(730,803)
Additions to RoU Assets	-	2,506,822
Removal of RoU assets	-	(25,000)
Change from lease modification	-	(167,015)
Change from lease adjustment	(35,559)	(229,012)

Right of Use Assets, end of year	$4,569,336	$5,479,555

9. Restricted deposit

On June 23, 2023 the Company agreed to pledge a $400,000 term deposit as security for an irrevocable standby letter of credit issued by a commercial bank to an insurance company that is providing the Company with a surety bond to support the Company's importation of goods to the United States. The term deposit has a term of one year, is scheduled to automatically renew for successive one-year terms, and currently earns interest at a fixed rate of 2.5%. The surety bond was issued on June 28, 2023, has a term of one year and is automatically renewable for successive one-year terms unless cancelled by the bank with 45 days' notice or cancelled by the surety bond provider.

On April 25, 2025, the standby letter of credit was amended to increase the standby letter of credit by $50,000, from $400,000 to $450,000. The lender on the Company's line of credit has reserved $50,000 from the line of credit as collateral for the amended standby letter of credit (Note 11).

Subsequent to the end of the year, on April 8, 2026 the term deposit held by the Company matured and was redeemed, including accrued interest. The restricted deposit was therefore classified as a short-term asset as at March 31, 2026.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

10. Property and Equipment

The following is a summary of activities for the years ended March 31, 2026, and March 31, 2025:

				Demonstration	Tools and	Leasehold
Cost	Computers	Furniture	Automobiles	Electric Vehicles	Equipment	Improvements	Total

Balance, March 31, 2024	$242,854	$100,811	$589,420	$3,601,733	$1,711,932	$190,937	$6,437,687
Transfers from / (to) inventory	-	-	-	(593,320)	-	-	(593,320)
Additions	7,280	-	-	-	72,892	3,000	83,172
Balance, March 31, 2025	$250,134	$100,811	$589,420	$3,008,413	$1,784,824	$193,937	$5,927,539
Transfers from / (to) inventory	-	-	-	-	-	-	-
Additions	-	-	-	-	-	-	-
Less: disposals at cost	-	-	-	(450,944)	-	-	(450,944)
Balance, March 31, 2026	$250,134	$100,811	$589,420	$2,557,469	$1,784,824	$193,937	$5,476,595

Depreciation
Balance, March 31, 2024	$204,747	$59,255	$221,242	$1,798,886	$1,269,923	$120,109	$3,674,162
Depreciation	18,470	10,930	72,197	442,708	357,360	29,644	931,309
Foreign exchange translation	-	-	-	11,487	-	-	11,487
Balance, March 31, 2025	$223,217	$70,185	$293,439	$2,253,081	$1,627,283	$149,753	$4,616,958
Depreciation	23,302	7,436	123,526	312,595	67,150	36,459	570,468
Accumulated depreciation removed on disposal	-	-	-	(425,982)	-	-	(425,982)
Foreign exchange translation	-	-	-	(3,406)	-	-	(3,406)
Balance, March 31, 2026	$246,519	$77,621	$416,965	$2,136,288	$1,694,433	$186,212	$4,758,038

Carrying amounts
As at, March 31, 2025	$26,917	$30,626	$295,981	$755,332	$157,541	$44,184	$1,310,581

As at, March 31, 2026	$3,615	$23,190	$172,455	$421,181	$90,391	$7,725	$718,557

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

10. Property and Equipment (continued)

During the year ended March 31, 2026, the Company scrapped two vehicles comprised of one EV 550 and one EV 350. The remaining net book value of these two vehicles of $24,961 was recognized as a loss on disposal of equipment. During the year ended March 31, 2025, the Company transferred three vehicles with a carrying value of $593,320 from Property and Equipment to Finished Goods Inventory, comprised of one BEAST, one EV Star and one EV 350, as the company intends to sell the vehicles.

During the year ended March 31, 2024, the Company transferred vehicles from inventory with a carrying value of $874,278 to Property and Equipment. The transferred vehicles are comprised of four EV Stars, one Nano BEAST, one BEAST and one EV 550.

11. Line of Credit

On January 8, 2026, the Company repaid a line of credit at the BMO Bank of Montreal, which had a credit limit of up to $6 million, and on January 12, 2026, the Company entered into a revolving demand line of credit facility for up to $3 million, as well as a $2 million term loan, both with CIBC (Note 13). The revolving demand line of credit facility with CIBC bears interest at CIBC's US base rate (March 31, 2026 - 7.25%) plus 1.35%, and the line of credit with the BMO Bank of Montreal was bearing interest at BMO's US Base Rate (March 31, 2025 - 8.0%) plus a margin of 5.25% prior to closing the line of credit in January 2026, which increased from a margin of 2.25% as at March 31, 2025.

On January 6, 2026 the Company closed two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties (Note 21). The proceeds from the $5 million loans were used to repay the line of credit with BMO Bank of Montreal. As a bonus for entering into the loans, one of the family offices received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share, with a fair value of $500,000. The second family office received, as a bonus for entering into the loan, 641,025 common shares of the Company with a fair value of $500,000.

As a condition to closing the $3 million line of credit, as well as the $2 million term loan, both with CIBC, GreenPower repaid the Bank of Montreal line of credit with proceeds from the $5 million term loans from two family offices and the remainder from a portion of the $2 million term loan with CIBC (Note 13). Two directors of the Company provided joint and several guarantees of up to $5 million in support of the CIBC credit facilities (the "Guarantees"). As a bonus for providing the Guarantees one of the directors received 2,016,129 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $1.24 per share. The second director received, as a bonus for providing the Guarantees, 403,225 common shares of the Company (Note 13, Note 21). The value of the common shares and warrants granted to the directors for providing the Guarantees was determined to be $1 million, and this value has been allocated to the outstanding line of credit and term loan on a pro-rata basis, and this value will be accreted to earnings over a 3-year term. The CIBC line of credit balance, net of the warrant value applied to the line of credit as at March 31, 2026, was determined to be $1,452,615. The outstanding balance on the line of credit with BMO Bank of Montreal as at March 31, 2025 was $5,983,572.

The Line of Credit and the term loan facility with CIBC (Note 13) are secured by a first and second ranking security interest over property of the Company and certain subsidiaries, and three of the Company's subsidiaries have also provided corporate guarantees. The Line of Credit and the term loan with CIBC contain customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for corporate lending facilities.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

11. Line of credit (continued)

The CIBC line of credit and term loan have a financial covenant to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.25:1, for which the Company is in compliance as at March 31, 2026. The Company was also in compliance with the same covenant on the BMO line of credit as at March 31, 2025. Commencing in the quarter ended March 31, 2026, the Company will be subject to a modified quarterly debt service ratio covenant of 1.10x or greater for both the CIBC line of credit and term loan (Note 13). The Company is in compliance with the quarterly debt service ratio as at March 31, 2026.

The following table summarizes changes to the line of credit balance from cash and non-cash components for the years ended March 31, 2026 and March 31, 2025:

	March 31, 2026	March 31, 2025
Line of credit, beginning of year	$5,983,572	$7,463,206
Cash payments	(3,974,245)	(1,479,634)
Non cash bonus warrant and share value	(600,000)	-
Accretion on bonus warrant and share value	43,288	-

Line of credit, end of year	$1,452,615	$5,983,572

12. Revolving term loan facility

During February 2024, the Company entered into a $5,000,000 revolving loan facility (the "Loan") with Export Development Canada ("EDC"). The Loan is used to finance working capital investments to deliver all-electric vehicles to customers under purchase orders approved by EDC. The Loan allows advances over a 24-month period, has a term of 36 months, and bears interest at a floating rate of US Prime + 5% per annum. The Company has granted EDC a first and second ranking security interest over property of the Company and certain subsidiaries, and the Company and certain subsidiaries have provided Guarantees to EDC. The Company and Countryman Investments Ltd., a company beneficially owned by a director, as well as FWP Holdings LLC, Koko Financial Services Ltd., 0851433 B.C. Ltd., and FWP Acquisition Corp., companies beneficially owned by the Chairman and CEO of the Company, entered into postponement and subordination agreements with EDC under which the parties agreed that the loans from these companies would be subordinate to the lender's security interests and that no payment will be made on these loans before the full repayment of the term loan facility (Note 21).

The EDC term loan facility has two financial covenants. The first covenant is reported quarterly, and is to maintain a current ratio, defined as current assets over current liabilities, of greater than 1.25 to 1.0. The Company is in compliance with this covenant as at March 31, 2026 and March 31, 2025. The second covenant commences at the 2026 fiscal year end, will be reported quarterly, and is to maintain a debt service coverage ratio of 1.25 to 1.0. The debt service coverage ratio is defined as earnings before interest, taxes, depreciation and amortization ("EBITDA") for the trailing four quarters, divided by the sum of debt payments, capital lease payments, and interest expense, each for the trailing four quarters. As at March 31, 2026 the balance outstanding on the term loan facility, including fees and accrued interest, was $3,591,924 (March 31, 2025 - $3,591,354). The Company is not in compliance with the minimum debt service coverage ratio as at the 2026 fiscal year end as the Company has not generated sufficient positive EBITDA in the trailing four quarters ended March 31, 2026 to meet the minimum DSCR coverage ratio.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

13. Term loan facility

On January 12, 2026 the Company entered into a $2 million term loan facility as well as a revolving demand line of credit facility for up to $3 million, both with CIBC (Note 11). The term loan facility bears interest at CIBC's US Base rate (March 31, 2026 - 7.25%) plus 1.35% and has a term of 36 months. Monthly payments on the term loan facility are interest only for the first 12 months, after which the Company will make monthly payments of principal and interest until the loan maturity. The $2 million term loan facility as well as the revolving demand line of credit facility for up to $3 million, both with CIBC, are secured with personal guarantees from two directors of the Company, as well as corporate guarantees, and are secured by a first and second ranking security interest over property of the Company and certain subsidiaries, and three of the Company's subsidiaries (Note 11). On January 12, 2026, as a bonus for providing the Guarantees one of the directors received share purchase warrants with a fair value of $500,000, and the second director received common shares of the Company with a fair value of $500,000 (Note 11, Note 21). The fair value of the common shares and warrants granted to the directors for providing the Guarantees has been allocated to the outstanding term loan and line of credit on a pro-rata basis, and this value will be accreted to earnings over a 3-year term. The CIBC term loan and line of credit are subject to two financial covenants: to maintain a current ratio of greater than 1.25:1, and to maintain a debt service coverage ratio of greater than 1.1x (Note 11). The Company is in compliance with both of the financial covenants as at March 31, 2026. The CIBC term loan balance, net of the bonus warrants and bonus shares value applied to the term loan, as at March 31, 2026, was determined to be $1,628,858.

14. Convertible Debentures

On January 22, 2026 the Company approved the conversion of accrued interest and principal from existing related party loans, totaling $7 million, into convertible debentures. The convertible debentures have a maturity date of January 22, 2029, bear interest at 12% per annum, and are convertible into common shares of the Company at the option of the investor at $0.99 per share, which was the closing price of the common shares on January 22, 2026. $3,459,000 of principal of the convertible debentures are with Countryman Investments Ltd. ("Countryman"), a company beneficially owned by a director, $3,432,945 are with FWP Acquisition Corp. ("FWP Acquisition"), and $108,045 are with Koko Financial Services Inc. ("Koko), both of which companies are beneficially owned by the Chairman and CEO of the Company. Pursuant to the terms of the postponement and subordination agreements entered into with EDC, the lender on the revolving term loan facility, payments cannot be made on the convertible debentures while the revolving term loan with EDC is outstanding (Note 13). On January 6, 2026 the Company closed two loans for a total of $5 million with FWP Acquisition Corp. and Countryman Investments Ltd., the proceeds from which, along with other loans, were converted into the convertible debentures. As a bonus for entering into the loans, on January 6, 2026 one of the lenders received 3,205,128 share purchase warrants which entitle the holder to purchase one common share of the Company at an exercise price of $0.78 per share, with a fair value of $500,000. The second lender received, as a bonus for entering into the loan, 641,025 common shares of the Company with a fair value of $500,000. The value of the common shares and warrants granted to the lenders for providing the loans was determined to be $1 million, and this value was allocated to the related party loans issued on January 6, 2026 (Note 11, Note 21). The conversion of these related party loans to convertible debentures on January 22, 2026 was considered a debt extinguishment, and accordingly the bonus share and bonus warrant value attributed to the January 6, 2026 loans was recognized in earnings. In addition, the lenders had received bonus shares and bonus warrants on the additional related party loans that were converted into convertible debentures on January 22, 2026, and the remaining unamortized value of these bonus warrants and bonus shares has also been recognized in earnings. The convertible debenture liability balance, including accretion and accrued interest of $227,407 as at March 31, 2026, was determined to be $5,654,279. The remaining value of the convertible debentures is recognized as equity and will be accreted to earnings over the term of the convertible debentures.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

15. Warrants

The Company had the following warrants outstanding as at March 31, 2026 and March 31, 2025:

		Exercise	Balance			Forfeited	Balance
Issue date	Expiry date	price (US$)	31-Mar-25	Issued	Exercised	or expired	31-Mar-26
May 9, 2024	May 9, 2027	18.20	157,500	-	-	-	157,500
Oct 30, 2024	Oct 30, 2027	12.50	15,000	-	-	-	15,000
May 14, 2025	May 14, 2027	4.60	-	108,696	-	-	108,696
May 28, 2025	May 28, 2027	4.40	-	56,819	-	-	56,819
June 6, 2025	June 6, 2027	4.40	-	34,091	-	-	34,091
June 27, 2025	June 27, 2027	3.80	-	26,316	-	-	26,316
July 4, 2025	July 4, 2027	4.10	-	30,488	-	-	30,488
January 6, 2026	January 6, 2029	0.78	-	3,205,128	-	-	3,205,128
January 12, 2026	January 12, 2029	1.24	-	2,016,129	-	-	2,016,129

Total			172,500	5,477,667	-	-	5,650,167

During the year ended March 31, 2026, the Company granted 5,477,667 warrants to companies that are beneficially owned by directors and an officer of the Company, as follows:

• On May 14, 2025 the Company granted 54,348 warrants convertible into common shares at $4.60 per share to FWP Acquisition, a company beneficially owned by the CEO and director of the Company;

• Between May 14, 2025 and January 12, 2026, the Company granted 5,423,319 warrants convertible into common shares at prices ranging from $0.78 per share to $4.60 per share to Countryman, a company beneficially owned by a director of the Company.

The following weighted average assumptions were used in the valuation of warrants granted during the years ended March 31, 2026 and March 31, 2025:

For the year ended	March 31, 2026	March 31, 2025
Share price on grant date	$1.12	$17.49
Exercise price	$1.12	$17.70
Risk-free interest rate	3.56%	3.87%
Expected life of warrants	2.95 years	3 years
Annualized volatility	97.3%	85.4%
Forfeiture rate	Nil	Nil
Dividend rate	N/A	N/A

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

16. Share Capital

Authorized

The authorized share capital of GreenPower Motor Company Inc. consists of:

• an unlimited number of voting common shares;

• an unlimited number of Series A convertible preferred shares, which have a dividend rate of 9%, are non-voting and are convertible into common shares of the Company;

• an unlimited number of Series B convertible preferred shares, which have a dividend rate of 9% are non-voting and are convertible into common shares of the Company.

Issued Share Capital

As at March 31, 2026, the Company had the following issued common shares and preferred shares outstanding:

• 5,029,291 common shares

• 1,351 Series A convertible preferred shares, with a stated value of $1,351,000, and recorded as a preferred share liability of $1,643,214, including accrued dividends of $21,270;

• 4,200 Series B convertible preferred shares, with a stated value of $4,200,000, and recorded as $3,915,130 in share capital, including accrued dividends of $49,498.

Common Shares

On September 8, 2025 the Company completed a consolidation of its common shares on the basis of ten pre-consolidation common shares for one post-consolidation common share. All references to share and per share amounts in these consolidated financial statements have been retroactively restated to give effect to this share consolidation, unless otherwise stated.

During the year ended March 31, 2026, the Company issued a total of 2,080,153 common shares, comprised of the following:

• A total of 907,558 common shares were issued pursuant to the conversion of 754 Series A convertible preferred shares;

• 1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC (Note 11, 13, 21);

• 98,803 common shares were issued through the 2025 ATM for gross proceeds of $455,095.

During the year ended March 31, 2025 the Company issued a total of 450,000 common shares:

• During October 2024, 300,000 common shares were issued in an underwritten offering of common shares for gross proceeds of $3,000,000 before deducting underwriting discounts and offering expenses of $483,434;

• During May 2024, 150,000 common shares were issued in an underwritten Unit offering (the "Unit Offering") comprised of 150,000 common shares and warrants to purchase 157,500 common shares for gross proceeds of $2,325,750 before deducting underwriting discounts and offering expenses of $400,774;

During the year ended March 31, 2024, the Company issued a total of 27,453 common shares, including 18,882 shares issued under the 2022 At the Market Offering (ATM), and 8,572 shares from the exercise of options.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

16. Share Capital (continued)

At the Market Offering

On March 7, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$850,000 (the "2025 ATM"). The Company did not sell any shares under the 2025 ATM during the year ended March 31, 2025. During the year ended March 31, 2026 the Company sold a total of 98,803 common shares under the 2025 ATM for gross proceeds of $455,095. The ATM program with Roth Capital Partners, LLC was cancelled on November 13, 2025.

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, which allowed the Company, at its discretion and from time to time, to sell common shares of the Company on the NASDAQ stock exchange for aggregate gross proceeds of up to US$20 million (the "2022 ATM"). The 2022 ATM expired in November 2023 due to the expiry of the then effective short form base shelf prospectus.

During the year ended March 31, 2024, the Company sold 18,882 common shares under the 2022 ATM for gross proceeds of $520,892 before transaction fees. The Company incurred approximately $14,904 in professional fees and other direct expenses in connection with the 2022 ATM, which was included in share issuance costs for the year ended March 31, 2024.

Series A Convertible Preferred Shares

On November 14, 2025 the Company filed a prospectus supplement to its short form base shelf prospectus under which it offered 754 Series A convertible preferred shares for gross proceeds of $716,300. Concurrent with this public offering, the Company completed a private placement of 425 Series A convertible preferred shares for gross proceeds of $403,750. Net proceeds from the public offering preferred shares and the private placement preferred shares, after taking into account commissions and other direct costs of the offering, was $951,409. The preferred shares have a dividend rate of 9.0%, a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest daily VWAP from the previous 5 trading days. On February 27, 2026 the Company completed a private placement of 926 Series A convertible preferred shares for gross proceeds of $879,700. Net proceeds from the private placement of preferred shares, after taking into account commissions and other direct costs of the offering, was $800,715. The Series A preferred shares issued on February 27, 2026 have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.4875 or b) 95% of the lowest daily VWAP from the previous 5 trading days. The net proceeds of the Series A preferred shares are recorded as a liability when issued, and the fair value of the liability is calculated at each reporting period with changes in the fair value recorded to the statement of operations and comprehensive loss. The Company recorded loss of $497,149 for the year ended March 31, 2026 related to changes in the fair value of the Series A convertible preferred shares, and recorded $21,270 in accrued dividends on the Series A shares in Other Income. A total of 754 Series A convertible preferred shares were converted into 907,558 common shares of the Company during the year ended March 31, 2026.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

16. Share Capital (continued)

Series B Convertible Preferred Shares

During the year ended March 31, 2026, the Company created a new series of Series B convertible preferred shares. A total of 4,200 Series B convertible preferred shares were issued to companies owned by the CEO and director of the Company pursuant to the conversion of $3,865,632 in related party loans issued by these same companies. The Series B convertible preferred shares have a stated value of $1,000 per share and are convertible into common shares of the Company at 105% of the sum of the stated value plus accrued dividends divided by the lower of a) $1.975 or b) 95% of the lowest closing share price from the previous 5 trading days. The Series B convertible preferred shares are recorded as equity on the consolidated statements of financial position of the Company as at March 31, 2026, and accrued dividends on Series B preferred shares to March 31, 2026 are $49,498.

17. Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023, GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options. The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. The aggregate number of Shares issuable under the 2023 Plan (and all of the Company's other Security-Based Compensation Arrangements) will not exceed 246,760. The 2023 plan received final approval on April 18, 2024.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified and re-approved by shareholders at our AGM on March 27, 2026, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 294,912. No performance-based awards have been issued as at March 31, 2026, March 31, 2025 or March 31, 2024. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

17. Stock Options (continued)

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non- diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 149,154 shares and which was subsequently further increased to allow up to 212,299 shares to be issued under the plan (the "2016 Plan").

The Company had the following incentive stock options granted under the 2023 Plan and the 2022 Plan, that are issued and outstanding as at March 31, 2026:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2025	Granted	Exercised	or Expired	March 31, 2026
July 3, 2025	CDN	$49.00	643	-	-	(643)	-
November 19, 2025	US	$200.00	30,000	-	-	(30,000)	-
December 4, 2025	US	$200.00	1,500	-	-	(1,500)	-
May 18, 2026	CDN	$196.20	3,245	-	-	(370)	2,875
December 10, 2026	CDN	$164.50	42,000	-	-	(1,000)	41,000
February 14, 2028	CDN	$38.00	50,250	-	-	(6,875)	43,375
March 27, 2029	CDN	$27.20	49,125	-	-	(3,875)	45,250
June 28, 2029	CDN	$14.00	2,000	-	-	-	2,000
March 14, 2030	CDN	$7.80	79,500	-	-	(9,875)	69,625
Total outstanding			258,263	-	-	(54,138)	204,125
Total exercisable			168,138				194,675
Weighted Average
Exercise Price (CDN$)			$79.48	$-	$-	$173.15	$52.71
Weighted Average Remaining Life			3.2 years				2.6 years

As at March 31, 2026, there were 298,004 stock options available for issuance under the 2023 and 2022 plan and 502,929 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

During the year ended March 31, 2026, no stock options were granted by the Company and none of the Company's stock options were exercised.

During the year ended March 31, 2026, 54,138 options were forfeited or expired. During the year ended March 31, 2026, previously recognized share-based compensation expense of $69,916 was reversed due to stock options that were forfeited or expired (2025 - $260,861). During the year ended March 31, 2026, the Company incurred share-based compensation expense with a measured fair value of $279,546 (2025 - $897,468; 2024 -$1,502,112). The fair value of the options granted and vested were recorded as share- based payments on the Consolidated Statements of Operations. Subsequent to the end of the reporting period, between April 1, 2026 and July 7, 2026, 4,825 stock options exercisable at a weighted average exercise price of CDN $146.15 expired or were forfeited.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

17. Stock Options (continued)

The Company had the following incentive stock options granted under the 2023 Plan, 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2025:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2024	Granted	Exercised	or Expired	March 31, 2025
January 30, 2025	CDN	$25.90	23,821	-	-	(23,821)	-
February 11, 2025	CDN	$83.20	5,000	-	-	(5,000)	-
July 3, 2025	CDN	$49.00	1,500	-	-	(857)	643
November 19, 2025	US	$200.00	30,000	-	-	-	30,000
December 4, 2025	US	$200.00	2,000	-	-	(500)	1,500
May 18, 2026	CDN	$196.20	6,370	-	-	(3,125)	3,245
December 10, 2026	CDN	$164.50	52,325	-	-	(10,325)	42,000
July 4, 2027	CDN	$42.50	1,500	-	-	(1,500)	-
November 2, 2027	US	$24.60	1,000	-	-	(1,000)	-
February 14, 2028	CDN	$38.00	63,250	-	-	(13,000)	50,250
March 27, 2029	CDN	$27.20	60,500	-	-	(11,375)	49,125
June 28, 2029	CDN	$14.00	-	2,000	-	-	2,000
March 14, 2030	CDN	$7.80	-	80,000	-	(500)	79,500
Total outstanding			247,266	82,000		(71,003)	258,263
Total exercisable			171,180				168,138
Weighted Average
Exercise Price (CDN$)			$96.18	$7.95	$-	$62.49	$79.48
Weighted Average Remaining Life			3.2 years				3.2 years

As at March 31, 2025, there were 36,649 stock options available for issuance under the 2023 and 2022 plan and 294,912 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

On March 14, 2025, the Company granted 80,000 options with a term of five years and an exercise price of CDN $7.80 per share, comprised of:

• 52,500 stock options to officers and directors which vest 25% four months after grant date, 25% six months after the grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

• 25,000 stock options to employees which vest 25% four months after the grant date, and then 25% years 1, 2, and 3 after the grant date;

• 2,500 stock options to consultant which vest 25% four months after grant date, 25% six months after grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

During the year ended March 31, 2025, nil common shares were issued pursuant to the exercise of stock options and 71,003 options were forfeited or expired During the year ended March 31, 2025, $260,861 of options were forfeited or expired. During the year ended March 31, 2025, the Company incurred share- based compensation expense with ameasured fair value of $897,468. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

17. Stock Options (continued)

The Company had the following incentive stock options granted under the 2023 Plan, 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at March 31, 2024:

		Exercise	Balance			Forfeited	Balance
Expiry Date		Price	March 31, 2023	Granted	Exercised	or Expired	March 31, 2024
May 4, 2023	CDN	35.00	5,714	-	(4,286)	(1,428)	-
November 30, 2023	CDN	30.10	5,000	-	(1,500)	(3,500)	-
February 12, 2024	CDN	35.00	7,179	-	(1,464)	(5,715)	-
January 30, 2025	CDN	25.90	25,464	-	(1,071)	(572)	23,821
February 11, 2025	CDN	83.20	5,000	-	-	-	5,000
July 3, 2025	CDN	49.00	1,607	-	-	(107)	1,500
November 19, 2025	US	200.00	30,000	-	-	-	30,000
December 4, 2025	US	200.00	2,000	-	-	-	2,000
May 18, 2026	CDN	196.20	7,328	-	-	(958)	6,370
December 10, 2026	CDN	164.50	55,350	-	-	(3,025)	52,325
July 4, 2027	CDN	42.50	1,500	-	-	-	1,500
November 2, 2027	US	24.60	1,000	-	-	-	1,000
February 14, 2028	CDN	38.00	64,500	-	(250)	(1,000)	63,250
March 28, 2028	CDN	28.50	10,000	-	-	(10,000)	-
March 27, 2029	CDN	27.20	-	60,500	-	-	60,500
Total outstanding			221,642	60,500	(8,571)	(26,305)	247,266
Total exercisable			126,513				171,180
Weighted Average
Exercise Price (CDN$)			$107.20	$27.20	$33.09	$52.61	$96.18
Weighted Average Remaining Life			3.4 years				3.2 years

As at March 31, 2024, there were 2,646 stock options available for issuance under the 2023 and 2022 plan and 249,912 performance-based awards available for issuance under the 2023 Plan and the 2022 Plan.

On March 27, 2024, the Company granted 60,500 options with a term of five years and an exercise price of CDN $27.20 per share, comprised of:

• 36,000 stock options to officers and directors which vest 25% four months after grant date, 25% six months after the grant date, 25% nine months after the grant date, 25% nine months after the grant date and 25% one year after the grant date;

• 6,000 stock options to an officer and director which vest 20% four months after grant date, 20% six months after the grant date, 30% 288 days after the grant date and 30% one year after the grant date;

• 11,000 stock options to employees which vest 25% four months after the grant date, and then 25% after years 1, 2, and 3 after the grant date;

• 4,000 stock options to employees which vest 50% 288 days after the grant date, and then then 25% years 2, and 3 after the grant date;

• 3,500 stock options to consultants which vest 25% four months after the grant date, and then 25% years 1, 2, and 3 after the grant date;

During the year ended March 31, 2024, 8,572 common shares were issued pursuant to the exercise of stock options and 26,304 options were forfeited or expired.

During the year ended March 31, 2024, the Company incurred share-based compensation expense with a measured fair value of $1,502,112. The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Statements of Operations.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

17. Stock Options (continued)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock option grants:

For the year ended	March 31, 2026	March 31, 2025	March 31, 2024
Share price on grant date	N/A	CDN $7.80	CDN $27.20
Exercise price	N/A	CDN $7.80	CDN $27.20
Risk-free interest rate	N/A	2.32%	3.40%
Expected life of options	N/A	5 years	5 years
Annualized volatility	N/A	107%	103%
Forfeiture rate	N/A	Nil	Nil
Dividend rate	N/A	N/A	N/A

18. Deferred Revenue

The Company recorded Deferred Revenue of $2,576,050 for deposits received from customers for the sale of all-electric vehicles which were not delivered as at March 31, 2026 (March 31, 2025 - $10,138,356). The following table summarizes changes in deferred revenue during the years ended March 31, 2026 and March 31, 2025:

	March 31, 2026	March 31, 2025

Deferred Revenue, beginning of year	$10,138,356	$9,942,385
Additions to deferred revenue during the year	5,634,600	1,077,193
Deposits returned	(3,947)	(22,534)
Revenue recognized from deferred revenue during the year	(13,192,959)	(858,688)
Deferred Revenue, end of year	$2,576,050	$10,138,356

Current portion	$2,576,050	$3,279,536
Long term portion	-	6,858,820
	$2,576,050	$10,138,356

The Company expects to recognize revenue from amounts held in the current portion of deferred revenue within the next twelve months, based on expected deliveries of vehicles and from completed sales of vehicle parts. As at March 31, 2026 the current portion of deferred revenue includes a financing component of $nil (2025 - $474,173), and during the year ended March 31, 2026, $474,173 of this deferred revenue was recognized in revenue (2025 - $nil).

On November 14, 2025, the Company entered into a settlement agreement and general release (the "Settlement Agreement") with a customer, Workhorse Group, Inc. ("Workhorse"). Under the terms of the Settlement Agreement, among other things, Workhorse agreed that GreenPower shall retain all deposits and other funds previously paid by Workhorse to GreenPower and waives any right to refund or repayment of these funds, and in accordance with IFRS 15, GreenPower recognized in revenue a total of $6,858,820 that was previously recorded as deferred revenue for deposits received from Workhorse.

On March 3, 2026, GreenPower of WV, LLC ("Matheny"), a wholly owned subsidiary Matheny Motors, terminated its dealership agreement with the Company, thereby preventing further deliveries of GreenPower BEAST and Nano BEAST to Matheny. Due to this, GreenPower recognized in revenue a total of $2,772,632 in accordance with IFRS 15 that was previously recorded as deferred revenue for deposits received from Matheny.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

19. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, finance lease receivables, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, Series A convertible preferred share liability, other liabilities, and lease liabilities. All of these financial instruments are classified as amortized costs, except for Series A convertible preferred share liability, which is classified as FVPTL.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1:Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2:Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3:Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, other than the Series A convertible preferred share liability which is measured using level 3 inputs.

The Company has exposure to the following financial instrument related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, and on its finance lease receivables. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

Cash consists of cash bank balances held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal risk. The Company assesses the credit risk of its account receivable and finance lease receivables at each reporting period end and on an annual basis. During the year ended March 31, 2026 the Company recognized an allowance / (recovery) for doubtful accounts, net of payments collected, of $10,528 (2025 - ($12,277)).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $3 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

19. Financial Instruments (continued)

The following table summarizes the Company's undiscounted financial commitments by maturity as at March 31, 2026:

March 31, 2026	Less than 3 months	3 to 12 months	One to five years	Thereafter
Line of credit (Note 1)	$2,008,708	$-	$-	$-
Accounts payable and accrued liabilities	3,891,760	-	-	-
Loans payable to related parties	100,000	-	519,436	-
Lease liabilities	347,735	970,963	4,542,726	1,589,481
Revolving term loan facility	-	3,591,924	-	-
Term loan facility (Note 2)	2,000,000	-	-	-
Series A convertible preferred share liability (Note 3)	1,643,214	-	-	-
Convertible debentures	-	-	7,000,000	-
Other liabilities	2,142	6,425	-	-
	$9,993,559	$4,569,312	$12,062,162	$1,589,481

(1) GreenPower's operating line of credit with the Canadian Imperial Bank of Commerce (CIBC) is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity. GreenPower remains in compliance with the financial covenant under the facility and since inception of the loan.

(2) GreenPower's Term loan facility with the Canadian Imperial Bank of Commerce (CIBC) is repayable on demand and is therefore recorded as a current liability with less than 3 months to maturity.

(3) GreenPower's Series A convertible preferred shares are classified as a current liability as, under certain events that are outside the control of the company, they may become repayable. All of the Series A preferred shares outstanding as at March 31, 2026 have been converted into common shares as at the date of this report.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its line of credit (Note 11), its revolving term loan facility (Note 12), and its term loan facility with the Canadian Imperial Bank of Commerce ("CIBC)" (Note 13). Assuming the drawn amounts on the line of credit, revolving term loan, and term loan facility are unchanged, a 1% change in the base rate or prime rate applicable to these two liabilities would result in a change of approximately $76,000 to comprehensive income/loss.

The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

As at March 31, 2026, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars.

CAD
Cash	$21,287
Accounts Receivable	$-
Prepaids and deposits	$10,988
Finance Lease Receivable	$26,771
Accounts Payable and Accrued Liabilities	$(327,969)
Related Party Loan	$(300,137)

The CDN/USD exchange rate as at March 31, 2026 was $0.7174 (March 31, 2025 - $0. 6956). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $40,824 to comprehensive income/loss.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

20. Capital Management

The Company's capital management objective is to obtain sufficient capital to develop new business opportunities for the benefit of its shareholders. To meet these objectives, management monitors the Company's ongoing capital requirements on specific business opportunities on a case-by-case basis. The capital structure of the Company consists of cash, a line of credit, a revolving term loan facility, a term loan facility, loans from related parties, convertible debentures, preferred equity and equity attributable to common shareholders, consisting of issued share capital and deficit. The Company may issue additional debt or equity over time in order to fund new business opportunities for the benefit of shareholders.

As at March 31, 2026, the Company had a cash balance of $328,086, working capital, defined as current assets minus current liabilities, of $8,400,528, accumulated deficit of ($102,296,273), and shareholders' equity of $1,665,431.

21. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Years Ended
	March 31, 2026	March 31, 2025	March 31, 2024
Salaries and Benefits (1)	$562,105	$551,410	$562,160
Consulting fees (2)	$505,000	566,042	541,623
Non-cash Options Vested (3)	$208,620	632,493	874,321
Total	$1,275,725	$1,749,945	$1,978,104

1) Salaries and benefits incurred with directors and officers are included in Salaries and Administration on the Consolidated Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, and includes Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Statements of Operations.

Accounts payable and accrued liabilities at March 31, 2026 includes $36,695 (March 31, 2025 - $454,894) owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2026 the Company received the following loans from related parties. Principal and interest on these loans were converted into convertible debentures during the year (Note 14).

• On May 13, 2025, the Company announced a term loan offering of up to $2,000,000 from several related party lenders. During the year ended March 31, 2026, the Company entered into five tranches under the term loan offering for gross proceeds of $1.75 million.

• On January 6, 2026 the Company received two term loans of $2.5 million each, for $5 million in total, from two family offices that are Related Parties.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

21. Related Party Transactions (continued)

As at March 31, 2026 the loans from related parties recorded in long term liabilities totaled $519,436 and was comprised of principal and accrued interest on loans from Koko Financial Services and 0851433 BC Ltd.

During the year ended March 31, 2026, the Company granted 5,477,667 warrants to companies that are beneficially owned by directors and an officer of the Company as a bonus for providing loans to the Company and for providing personal guarantees on the Company's line of credit and term loan facility (Notes 11, 12, 14, 15):

• On May 14, 2025 the Company granted 54,348 warrants convertible into common shares at $4.60 per share to FWP Acquisition, a company beneficially owned by the CEO and director of the Company;

• Between May 14, 2025 and January 12, 2026, the Company granted 5,423,319 warrants convertible into common shares at prices ranging from $0.78 per share to $4.60 per share to Countryman, a company beneficially owned by a director of the Company.

During the year ended March 31, 2026 a total of 1,073,792 common shares were issued to companies controlled by the CEO and director of the Company in exchange for providing loans to the Company totaling $4.25 million and for providing a personal guarantee to support the Company's operating line of credit and term loan with CIBC (Note 11, 13, 16)

On January 22, 2026, the Company converted $7 million of principal and accrued interest from loans from related parties into convertible debentures (Note 14). $3,459,000 of principal of the convertible debentures are with Countryman Investments Ltd. ("Countryman"), a company beneficially owned by a director, $3,432,945 are with FWP Acquisition Corp. ("FWP Acquisition"), and $108,045 are with Koko Financial Services Inc. ("Koko), both of which companies are beneficially owned by the Chairman and CEO of the Company.

During the year ended March 31, 2026 the Company issued 4,200 Series B convertible preferred shares to 0851433 B.C. Ltd., FWP Holdings LLC, and FWP Acquisition, all of which are companies beneficially owned by the CEO and director of the Company pursuant to the conversion of $3,990,000 in principal and accrued interest on related party loans issued by these same companies (Note 16).

During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remained outstanding as at March 31, 2025. The Company agreed to grant FWP Holdings a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid during the year ended March 31, 2026. In addition, the Company received a further advance of $100,000 from Brendan Riley, President of the Company, during the year ended March 31, 2025 that is unsecured and non-interest bearing, and remains outstanding as at March 31, 2026 and is included in loans payable to related parties.

A non-cash gain of $306,288 was included in Other Income during the year ended March 31, 2024 related to the revaluation of related party loans during the year.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

22. Warranty Liability

The Company provides its customers with a warranty on its vehicles with specific coverage for brake systems, lower-level components, fleet defect provisions and battery-related components. The majority of warranties cover a period of five years, with some variation depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims.

This assessment relies on estimates and assumptions about expenditures on future warranty claims. Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $800,000 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date.

An accrual for expected future warranty expenditures is recognized in the period when the revenue is recognized from the associated vehicle sale and is expensed in product development costs in the Company's sales, general and administrative costs. Assuming revenue in each year remains unchanged, an increase or decrease of 5% to the warranty provision would have a corresponding increase or decrease of product development costs of approximately $18,000 for the year ended March 31, 2026 (2025 - $36,000).

	March 31, 2026	March 31, 2025

Opening balance	$2,565,429	$2,499,890
Warranty additions	364,710	714,956
Warranty disbursements	(409,847)	(649,092)
Foreign exchange translation	167	(325)
Total	$2,520,459	$2,565,429

Current portion	$817,482	$816,326
Long term portion	1,702,977	1,749,103
Total	$2,520,459	$2,565,429

23. Income Taxes

Income tax expense is recognized based on the combined British Columbia and Federal income tax rate for the full financial year applied to the pre-tax income of the reporting period. The Company's effective tax rate for the years ended March 31, 2026, 2025 and 2024 was 27.0%.

The difference between tax expenses for the years and the expected income taxes based on the statutory rate are as follows:

	For the year ended
	March 31, 2026	March 31, 2025	March 31, 2024
Combined statutory tax rate	27.00%	27.00%	27.00%
Expected income tax expense (recovery)	$(1,994,350)	$(5,003,092)	$(4,952,555)
Items not deductible for tax purposes	49,149	324,482	413,506
Difference in tax rate in other jurisdictions	5,177	(155,572)	(129,075)
Unrecognized deductible temporary differences and loss carryforwards	1,534,024	4,834,182	4,668,124
Deferred income tax expense (recovery)	$(406,000)	$-	$-

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

23. Income Taxes (continued)

The nature and effect of the temporary differences giving rise to the unrecognized deferred income tax assets as of March 31, 2026 and March 31, 2025 are summarized below:

Unrecognized deferred	As at
income tax assets	March 31, 2026	March 31, 2025
Non-capital loss carry-forwards	$19,554,411	$17,573,889
Capital assets	292,163	390,739
Right of use assets	(1,278,500)	(1,677,298)
Lease liabilities	1,553,523	1,868,405
Warranty provision	692,793	705,376
Deferred revenue	13,837	1,097,524
Share issue costs	226,843	205,154
Other carryforward balances	1,471,309	1,154,718
Unrecognized deferred income tax asset	(22,526,379)	(21,318,507)
Deferred income tax asset	$-	$-

As at March 31, 2026 and March 31, 2025 the Company has approximately $31,125,000 and $22,505,000 respectively, of non-capital losses carry forwards available to reduce Canadian taxable income for future years. As at March 31, 2026 and March 31, 2025 the Company has approximately $44,265,000 and $44,965,000 respectively, of net operating losses carry forwards available to reduce future taxable income in the United States. The losses in Canada and United States expire between 2031 and 2046 if unused. The potential benefits of these carry-forward non-capital losses have not been recognized in these consolidated financial statements as it is not considered probable that sufficient future taxable profit will allow the deferred tax asset to be recovered.

During the year, the Company recognized $406,000 of tax recovery for the equity component of the convertible debenture, using a tax rate of 27%.

24. Segmented Information

The Company operates in one reportable operating segment, being the manufacture and distribution of all- electric commercial vehicles and transit, school and charter buses.

During the year ended March 31, 2026, the Company was economically dependent on four (2025 - one, 2024 - one) customers who accounted for more than 10% of revenue from continuing operations and in aggregate accounted for approximately 67%, (2025: 63%, 2024: 30%) of sales.

During the year ended March 31, 2025 the Company recognized Other Income of $1,391,746 related to the reversal of a previously recognized contingent liability related to an acquisition the Company entered into during the year ended March 31, 2023.

The Company's disaggregated revenue for the years ended March 31, 2026, 2025, and 2024 is summarized in the following table. Proceeds received and/or receivable from government vouchers totaled $201,012 for the years ended March 31, 2026 (2025 - $558,228, 2024 - $385,643) and was included in vehicle and parts sales in the years ended March 31, 2026, March 31, 2025 and March 31, 2024 respectively. Included in vehicle sales for the year ended March 31, 2026 is $nil (2025 - $319,000, 2024 - $nil) from the sales of vehicles that were previously on lease where the leases were cancelled and the vehicles subsequently sold.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

24. Segmented Information (continued)

	For the Year Ended
	March 31, 2026	March 31, 2025	March 31, 2024
Vehicle, parts sales and service	$6,730,743	$19,774,549	$38,879,072
Recognition of deferred revenue from contract cancellation	9,631,452	-	-
Revenue from operating and finance leases	22,760	68,805	385,643
Finance income	3,624	3,925	7,124

Total	$16,388,579	$19,847,279	$39,271,839

The Company's revenues allocated by geography based on the customer's country of domicile for the years ended March 31, 2026, 2025, and 2024, is as follows:

Canada	For the Year Ended
	March 31, 2026	March 31, 2025	March 31, 2024
United States of America	$15,901,265	$18,841,162	$37,055,314
Canada	487,314	1,006,117	2,216,525

Total	$16,388,579	$19,847,279	$39,271,839

The Company's property plant and equipment as at March 31, 2026 and 2025 are as follows:

	March 31, 2026	March 31, 2025
United States of America	$657,826	$1,212,229
Canada	60,731	98,352

Total	$718,557	$1,310,581

The Company's accounts payable and accrued liabilities as at March 31, 2026 and 2025 is as follows:

	March 31, 2026	March 31, 2025
Due to related parties	$36,695	$454,894
Trade payables	2,894,039	2,821,845
Accrued liabilities	961,026	442,977
Accounts payable and accrued liabilities	$3,891,760	$3,719,716

25. Litigation and Legal Proceedings

The Company filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia in 2019, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at March 31, 2026.

During April 2023, the Company repossessed 28 EV Stars and 10 EV Star CC's after a lease termination due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary. As of March 31, 2026 GreenPower entered into a settlement agreement under which GreenPower agreed to transfer four used vehicles to the customer to resolve this dispute. The vehicles were transferred to the customer subsequent to the end of the reporting period and the Company has recorded an accrual for the value of these vehicles.

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

26. Contingent Liability and Dissolution of Lion Truck Body

On July 7, 2022, GreenPower entered into an asset purchase agreement with Lion Truck Body Inc., a truck body manufacturer located in Torrance, CA, under which Greenpower purchased all of the assets of the business through its wholly owned subsidiary, Lion Truck Body Incorporated. The acquisition included that GreenPower would assume a term loan from the seller subject to the seller obtaining the required consents to allow for the assumption. The term loan had a principal outstanding of approximately $1.5 million as at July 7, 2022, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. As at March 31, 2025 and March 31, 2024 the seller had not provided the Company with any evidence that he has obtained the required consents for the Company to assume the loan, and there is significant uncertainty over whether the seller will obtain these consents. In accordance with IAS 37, as at March 31, 2024, amounts representing the term loan have been recognized as a contingent liability on the Company's Consolidated Statement of Financial Position. Lion Truck Body Incorporated was dissolved on March 10, 2025. Accordingly, the Company derecognized the previously recognized contingent liability of Lion Truck Body Incorporated and recognized Other Income of $1,391,746 as at March 31, 2025 related to the de- recognition of this contingent liability.

27. Supplemental Cash Flow Disclosure

The following table provides additional detail regarding the Company's cash flow:

	For the Years Ended
	March 31, 2026	March 31, 2025	March 31, 2024
Non-cash investing and financing transactions:
Right of use asset acquired	$-	$2,802,265	$69,129
Accretion income on promissory note receivable	$-	$-	$1,696
Accretion expense on related party note payable	$575,923	$494,084	$-
Assets transferred from Property and equipment to Inventory	$-	$593,320	$-
Assets transferred from Inventory to Property and equipment	$-	$-	$874,278

28. Events After the Reporting Period

Subsequent to the end of the reporting period:

• Between April 1, 2026 and July 7, 2026, 4,825 stock options exercisable at a weighted average exercise price of CDN $146.15 per share expired or were forfeited;

• On June 30, 2026 the Company issued the third tranche of 1,500 Series A convertible preferred shares for gross proceeds of $1,425,000. In addition, the Company and the Series A convertible preferred share investor amended the Securities Purchase Agreement dated November 14, 2025 to increase the Series A convertible preferred shares issuable under the Agreement by $2,000,000;

GREENPOWER MOTOR COMPANY INC. Notes to the Consolidated Financial Statements For the Years Ended March 31, 2026, 2025 and 2024 (Expressed in US Dollars)

28. Events After the Reporting Period (continued)

In addition, subsequent to the end of the reporting period, the Company completed the following transactions which each increased the share capital of the Company:

• Between April 1, 2026 and June 17, 2026 1,351 Series A convertible preferred shares were converted into 1,494,423 common shares of the company, and the Series A convertible preferred share liability of $1,643,214 as at March 31, 2026 was transferred to share capital;

• Between July 1, 2026 and July 7, 2026, a total of 100 Series A convertible preferred shares were converted into 88,909 common shares of the Company;

• On June 15, 2026, 256,410 common shares were issued to a company controlled by a director of the Company pursuant to the exercise of 256,410 warrants at US$0.78 per share for gross proceeds of $200,000;

• On June 30, 2026, the Company issued 257,638 common shares at $1.44 per share to pay for $371,000 of accrued interest to June 30, 2026 on convertible debentures to the convertible debenture investors. The convertible debenture investors are related parties and include a company controlled by a director of the Company, and companies controlled by the CEO and director of the Company;

• On June 30, 2026, the Company issued 552 Series B convertible preferred shares to companies controlled by the CEO and director of the Company for the conversion of $524,400 of loans from the same companies;

• On June 30, 2026 the Company issued 1,640 Series B convertible preferred shares to a company controlled by the CEO and director of the Company for the conversion of $1,558,000 of convertible debentures from the same company.